Mercantil Commercebank Investment Services, Inc.
(A wholly owned subsidiary of Mercantil Commercebank, N.A.)
Statements of Operations
Years Ended December 31, 2015 and 2014

	2015	2014
Revenues		
Commissions	$ 11,202,606	$ 12,018,142
Fees	5,211,842	5,066,264
Other Income	522	8,653
Total revenues	16,414,970	17,093,059
Expenses		
Employee compensation and benefits	5,591,067	4,793,198
Fees and services	3,007,003	3,024,941
Occupancy	166,740	166,740
Other expenses	480,599	329,159
Total expenses	9,245,409	8,314,038
Net income before income taxes	7,169,561	8,779,021
Income taxes	(2,545,194)	(3,379,923)
Net income	$ 4,624,367	$ 5,399,098

The accompanying notes are an integral part of these financial statements.